THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	The Courts of Red Bank
Philip Magri, Esq.+	130 Maple Avenue
Joseph M. Patricola, Esq.*+ #	Suite 9B2
Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
* Licensed in NJ	www.SourlisLaw.com
+ Licensed in NY	Virginia@SourlisLaw.com
# Licensed in DC

VIA EDGAR CORRESPONDENCE

December 9, 2011

Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr.Jeffrey P. Riedler - Assistant Director
Mr. Daniel Greenspan, Esq., Staff Attorney
Ms. Rose Zukin, Esq., Staff Attorney

Re:	Grace 2, Inc.
Form 8-K
Filed October 18, 2011
File No. 000-52062

Dear Mr. Riedler, Mr. Greenspan and Ms. Zukin:

Below please find our responses to the Staff’s comment letter, dated November 14, 2011 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me at (732) 618-2843 if you have any questions regarding this matter.

Very truly yours, /s/ Joseph M. Patricola, Esq. Joseph M. Patricola, Esq.

Form 8-K filed October 18, 2011

Merger Agreement, page 3

1. You describe the Securities Purchase Agreement and Registration Rights Agreement, each entered into with certain accredited investors, on pages 3-4. However, these agreements are not filed as exhibits to your Form 8-K. Please amend your Form 8-K to file these agreement as exhibits to your filing, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Per SEC Comment #1, the above-mentioned Securities Purchase Agreement and Registration Rights Agreement have been filed as Exhibits 99.4 and 99.5, respectively, to Amendment No. 1 to the Current Report on Form 8-K, filed on December 9, 2011 with the Commission.

Description of Business, page 5

Q Therapeutics’ Intellectual Property, page 10

2. On page 10, you indicate that you have exclusive worldwide rights to your Q-Cells product through an agreement with the University of Utah Research Foundation. Please amend your Form 8-K to describe the material terms of this license agreement.

Your disclosure should include the following information:

•	The material obligations of each party, including any financial obligations;
•	A description of the royalty rates payable under the agreement, expressed within a ten percent range (for example, “single digits,” “teens”, “twenties,” etc);
•	The potential aggregate milestones payable, if any;
•	The amounts paid to date;
•	The term of the agreement; and
•	The termination provisions of the agreement.

Per SEC Comment #2, the License Agreement (the “Agreement”) with the University of Utah Research Foundation (the “Foundation”) obligates our Company to diligently proceed with development, manufacture, sale and use of licensed products through the term of the Agreement, as described in greater detail in the text of the Agreement which has been attached to this Current Report on Form 8-K as Exhibit 10.1 (subject to redaction of certain confidential terms).

Pursuant to the Agreement, the Company has financial obligations to pay annual milestones to the Foundation upon closing of an equity financing of a specified size, of which such event has not yet occurred. In an application for Confidential Treatment, filed with the SEC Office of the Secretary on December 7, 2011, the Company has requested confidential treatment of the dollar amounts pertaining to such annual milestones.

Upon product sales for therapeutic use, royalty payments (single digit) are due to the Foundation on net sales, with a minimum annual royalty payment. Upon sublicensing, the Company shall pay a percentage of sublicense fees received, which for product net sales is the lesser of the rate payable if the Company sold a product itself or a percentage of what the Company received from the sublicensee sales. The Company also has obligations to pay for patent prosecution and maintenance.

To date, less than $1,000,000 has been paid in aggregate pursuant to these contractual payment obligations. The term of the Agreement spans the life of the patents. The Foundation can terminate the Agreement for uncured default after a 30-day notice. The Company may terminate the Agreement at any time without cause upon 90-days notice.

Similar disclosures have been included in the revision to the 8-K.

Q Market Development Strategy –
Orphan Indication First, Larger Markets Follow, page 16

A. Initial target indications, page 16

3. On pages 16 and 47, you indicate that you are currently conducting a collaboration with Dr. Maragakis’ laboratory at Johns Hopkins University relating to ALS, an initial target indication. On pages 18 and 47, you indicate that you are currently conducting a collaboration with Dr. Fischer’s laboratory at Drexel University relating to Traumatic Spinal Cord Injury, also an initial target indication. On page 40, you disclose that you are working with MPI Research, Inc. on preclinical studies for your first product. Please amend your Form 8-K to describe the material terms of any collaboration agreements you have relating to initial target indications. Your disclosure should include the following information:

•	The material obligations of each party, including any financial obligations;
•	If royalties are payable, a description of the royalty rate expressed within a ten percent range (for example, “single digits,” “teens”, “twenties,” etc);
•	The potential aggregate milestones payable, if any;
•	Any amounts paid to date;
•	The term of each agreement; and
•	The termination provisions of each agreement.

In addition, it does not appear that any collaboration agreements have been filed with your Form 8-K, including those described above. Please file the agreements as exhibits, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Per SEC Comment #3, the Company’s collaborations with Dr. Maragakis’ laboratory and Dr. Fischer’s laboratory do not involve any milestone or royalty payments or any form of a written and signed agreement, other than material transfer agreements in the ordinary course of business covering the supply and use of cells from the Company to the collaborators. To date most of the research has been funded through grant funding.

The Neilsen grant (#83892) that funded the work in Dr. Fischer’s laboratory has been competed; the grant was for $250,000 over 2 years, and funded cell production by the University of Utah as well as testing of the cells by Dr. Fischer in animal models of spinal cord injury.

The NIH grant (1 U01 NS062713-01A1) that has funded the collaboration with Dr. Maragakis’ laboratory is ongoing, with renewal on an annual basis for up to two additional years pending achievement of certain milestones. Approximately $800,000 to $900,000 was/will be funded in each of year one and two (year two is ongoing), with the funding including antibody production by Goodwin Biosciences to be used for Q-Cell production, Q-Cell production at the University of Utah, and animal studies with Q-Cells by the Maragakis laboratory. The Company has the rights to the antibody and Q-Cells. Work with MPI will involve contract research under which the Company would be responsible for the cost of the studies, but the agreements are not yet in place and are not currently finalized.

Description of Property, page 21

4. You described a lease agreement in your Form 8-K, but did not file the lease agreement as an exhibit. Please amend your Form 8-K to file this lease agreement as an exhibit to your filing, or provide us with a legal analysis as to why the agreement need not be filed pursuant to Item 601(b)(10)(2)(iv) of Regulation S-K.

Per SEC Comment #4, the aforementioned lease agreement has been filed as Exhibit 10.4 to Amendment No. 1 to the Current Report on Form 8-K, filed on December 9, 2011 with the Commission.

Risk Factors, page 24

5. Please expand this section of your Form 8-K to include a discussion of your management team’s relative lack of public company experience and the risk that this may put you at a competitive disadvantage.

Per SEC Comment #5, we have added the following two risk factor disclosures in this regard:

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002. The individuals who now constitute our senior management have not previously had responsibility for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement programs and policies in an effective and timely manner that adequately responds to such increased legal, regulatory compliance and reporting requirements. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties and distract our management from attending to the growth of our business.

Compliance with changing regulation of corporate governance and public disclosure, and our management’s inexperience with such regulations will result in additional expenses and creates a risk of non-compliance.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting. Our management team expects to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. Management’s inexperience may cause us to fall out of compliance with applicable regulatory requirements, which could lead to enforcement action against us and a negative impact on our stock price.

“We have a history of losses and anticipate future losses . . . .,” page 24

6. We note your disclosure in this risk factor that a main source of your revenue has been from grants. Please expand your disclosure in your business section to disclose more information regarding these grants; such as the entity that awarded the grant and all material terms of these grants. Material terms include any conditions on funding, obligations under the grants, and the intellectual property rights of each party. Please file as exhibits any written agreements between the company and the entity that awarded grants, as these appear to be material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

Per SEC Comment #6, the two grants from the NIH (ongoing) and the Neilsen Foundation (completed) were described in SEC Comment #3 above, and the 8-K has been revised to include similar disclosures. The SBIR grant (1-R43 NS067719-01) amounted to $120,000, for work done at the Company’s facility on generation of astrocyte restricted progenitor cells.

Our Company has the proprietary rights to the cells that are the subject of all of these grants.

“We depend on other parties to help us develop, manufacture and test . . .,” page 40

7. In this risk factor, you state that you have key agreements with Goodwin Biosciences, Inc. and University of Utah related to manufacture of your products. In an appropriate place in your filing, please amend your Form 8-K to describe the material terms of any material manufacturing agreements. Your disclosure should include the following information:

•	The material obligations of each party, including any financial obligations;
•	The term of each agreement; and
•	The termination provisions of each agreement.

In addition, it does not appear that any manufacturing agreements have been filed with your Form 8-K, including those described above. Please file the agreements as exhibits, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Per SEC Comment #7, the agreement with Goodwin Biotechnology, Inc. encompasses contract research to achieve GMP production and conjugation of the antibody we use in cell purification for manufacture of Q-Cells. The Company has paid for the majority of these services, and the NIH grant is paying the remainder (~$350,000 in each of year 1 and year 2, which is ongoing now). Our Company has all rights to the products.

The Company is putting a new agreement in place in the ordinary course of business with University of Utah covering manufacture of Q-Cells for the Company.

Disclosures pertaining to the above discussion have been included in the revisions to the 8-K.

The Company does not believe the filing of the above-referenced agreements are necessary as such agreements are routinely made in the ordinary course of the Company’s business, such agreements are highly technical of which the average layperson may not comprehend or utilize correctly, and, in our opinion would not be useful to an investor with respect to that investor deciding whether to invest in our Company. Therefore, the Company does not believe such filings are required pursuant to 601(b)(10).

Directors, Executive Officers, Promoters and Control Persons and Corporate Governance;
Compliance with Section 16(a) of the Exchange Act, page 61

8. Please amend your Form 8-K to expand the descriptions of the business experience of Mss. Eppstein and Powers, as well as Mr. Borst, to disclose each individual’s business experience over the past five years. This discussion should disclose each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and dates of employment. Please refer to Item 401(e)(1) of Regulation S-K.

Per SEC Comment #8, please be advised that these disclosures have been revised in accordance with the Staff’s comment.

9. Please note that Item 401(e)(1) of Regulation S-K requires disclosure of the specific “experience, qualifications, attributes or skills of directors and nominees” on an individual basis. Please revise your Form 8-K to address the requirements of Item 401(e)(1). Your disclosure should address the specific experience, qualifications, attributes and skills of each director or nominee. Please note that the present disclosure of each individual’s business experience alone is not sufficient to comply with this requirement.

Per SEC Comment #9, please be advised that these disclosures have been revised in accordance with the Staff’s comment.

Option Plan, page 65

10. You disclose on pages 65 and 66 that you have entered into two incentive option plans. These option plans have not been filed as exhibits to your Form 8-K. Please file these plans as exhibits to your Form 8-K pursuant to Item 601(b)(10)(3)(i) of Regulation S-K.

Per SEC Comment #10, the incentive option plans have been filed as exhibits 99.6 and 99.7, respectively, to Amendment No. 1 to the Current Report on Form 8-K, filed on December 9, 2011 with the Commission.

Exhibits, page 69

11. Please note that Exhibit 10.1, the Exclusive License Agreement between Q Therapeutics and the University of Utah, has been filed with redactions. However, the exhibit index does not indicate that you intended to omit certain confidential information from this exhibit pursuant to a request for confidential treatment; in addition, it does not appear that the Company has submitted an application for confidential treatment of portions of this exhibit.

Since no request for confidential treatment has been made, it appears that you have impermissibly filed a partial exhibit. Please amend your Form 8-K to file Exhibit 10.1 in unredacted form.

Per SEC Comment #11, please be advised that on December 7, 2011, the Company, through its legal counsel filed an application for Confidential Treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, thereby preventing disclosure of certain sensitive, proprietary and confidential information contained in the “Exclusive Licensing Agreement with University of Utah Research Foundation, as amended (three times)” to be filed as Exhibit 10.1 of the Company’s Current Report on Form 8-K Amendment No. 1, on or about December 9, 2011.

The Company currently awaits the legal determination in this regard from the SEC, Office of the Secretary.